Mail Stop 4561

      	February 8, 2006

Stephen D. Replin
Del Mar Income Partners, Ltd.
222 Milwaukee Street, Suite 304
Denver, CO  80206

Re:	Del Mar Income Partners, Ltd.
      Amendment No. 6 to Form S-11
      Filed February 2, 2006
      File No. 333-118092

Dear Mr. Replin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 22
1. We note your disclosure on page 22 that the promissory note for the loan made in August 2005 for $135,000 provides for monthly payments of interest and principal until the maturity on August 1, 2006, an extension of six months from the original maturity date. Please expand your disclosure to briefly describe the circumstances of the extension.

Past Performance of Regatta Capital Limited, page 30
2. We note your disclosure that since 2001 Regatta has made 67 loans
and that it has had eleven problem loans. We further note your disclosure that 59 of the loans are paid in full or are current. Please reconcile this disclosure, or alternatively, tell us how the problem loans were paid in full or were brought current. In addition, please clarify your disclosure in the third paragraph of this section and in narrative section of the prior performance tables as the $3,647,904 in principal and $762,364 in interest reinvested in
new notes does not appear to match the aggregate amount of
$4,410,270
reinvested.
3. We note that Regatta has agreed to make reduced payments of interest only at the rate of 4% per year for four years commencing in
2006 with all accrued interest and principal due in 2010. We further note your disclosure that Regatta`s understanding with its note holders is that Regatta will defer interest payments for one year, will pay interest only to them at the reduced rate of 4% for four years and will defer principal payments for five years. Please clarify whether the "accrued" interest would include the stated interest rate in the original notes and disclose the amount of the stated interest in the original notes. Further, please clarify the aggregate amount of investment by the note holders in these problem loans.

Principal Stockolders, page 32
4. We note your response to comment no. 8 and the disclosure on page
33 that Regatta Capital limited owns 2,000 shares. We further note the disclosure in Item 33 regarding recent sales of unregistered securities and that such disclosure does not reference any sales to
Regatta.  Please revise to reconcile this disclosure.

Past Performance Tables, page II-4
5. We note your response to comment no. 11. Please note that all prior performance tables should appear at the back of the prospectus except for Table VI, which should be the only table to appear in Part
II of the registration statement. In addition, each table should be labeled in accordance with Guide 5. As a result, we reissue the comment. Please revise accordingly.
6. Please clarify whether "Loans in Junior Position" refers to unsecured loans. In addition, please indicate for each year the number of properties sold REO and clarify, if true, that when you refer to properties sold REO, you are referring to real estate owned or properties that you have foreclosed upon and then sold.
7. Please revise the tables to include the term of the notes.
8. We note that the table on page II-5 that provides summary information regarding Regatta`s loans references 55 loans secured by real property. We further note that the table on page II-4 references 45 loans secured by residential collateral. Please revise to clarify the disclosure. If commercial collateral includes real property as well as other collateral, please revise to so state and briefly describe the other collateral.
9. We note the table on page II-6. Please expand your disclosure to clarify how the cash flow from operations can be negative during the same periods that Regatta made distributions to investors.
10. With respect to the table on page II-6, please include two additional columns that would reflect for each year (i) the principal amount in default and (ii) the interest amount in default.

Exhibits
11. We note that you filed Exhibit 3.1 "as proposed to be amended."
Please revise to file the amended articles or advise.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	Robert M. Bearman, Esq. (via facsimile)
	Patton Boggs LLP
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Stephen D. Replin
Del Mar Income Partners, Ltd.
February 8, 2006
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